UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Distribution to Security Holders, dated May 7, 2015.	2

This Form 6-K is hereby incorporated by reference into i) Grifols, S.A.’s registration statement on Form F-3 (Registration Number 333-188074) and ii) Grifols, S.A.’s and certain of its subsidiaries’ registration statement on Form F-4 (Registration Number 333-203164), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Grifols, S.A. and Subsidiaries

Condensed Consolidated Interim Financial Statements

31 March 2015

(Together with the Report of Independent Registered Public Accounting Firm)

KPMG Auditores, S.L. Torre Realia Placa d’Europa, 41 08908 L’Hospitalet de Liobregat Barcelona

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Grifols, S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of March 31, 2015, and the related condensed consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three-month periods ended March 31, 2015 and 2014. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Grifols, S.A. and subsidiaries as of December 31, 2014, and the related consolidated statements of profit or loss, comprehensive income, changes in consolidated equity, and cash flows for the year then ended (not presented herein); and in our report dated April 1, 2015, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2014, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Auditores, S.L.

/s/ KPMG Auditores, S.L.

Barcelona, Spain

May 5, 2015

KPMG Auditores S.L. a limited liability Spanish company	Reg. Mar Madrid, T. 11.961, F.90,
and a member firm of the KPMG network of independent	Sec. 8, H. M -188.007, Inscrip.9
member firms affiliated with KPMG International Cooperative	N.I.F. B-78510153
(“KPMG International”), a Swiss entity.

GRIFOLS, S.A. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements for the
three-month period ended 31 March 2015

CONTENTS

•	Condensed Consolidated Interim Financial Statements
	•	Balance Sheet
	•	Statement of Profit or Loss
	•	Statement of Comprehensive Income
	•	Statement of Cash Flows
	•	Statement of Changes in Equity

•	Notes to Condensed Consolidated Interim Financial Statements

	(1)	General Information
	(2)	Basis of Presentation and Accounting Principles Applied
	(3)	Changes in the composition of the Group
	(4)	Financial Risk Management Policy
	(5)	Segment Reporting
	(6)	Goodwill
	(7)	Other Intangible Assets and Property, Plant and Equipment
	(8)	Non-Current Financial Assets
	(9)	Trade and Other Receivables
	(10)	Equity
	(11)	Financial Liabilities
	(12)	Expenses by Nature
	(13)	Finance Result
	(14)	Taxation
	(15)	Discontinued Operations
	(16)	Contingencies
	(17)	Financial Instruments
	(18)	Related Parties
	(19)	Subsequent Events

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 31 March 2015 and 31 December 2014
(Expressed in thousands of Euros)

Assets	31/03/2015	31/12/2014
	(unaudited)
Non-current assets
Goodwill (note 6)	3,574,483	3,174,732
Other intangible assets (note 7)	1,193,813	1,068,361
Property, plant and equipment (note 7)	1,575,917	1,147,782
Investments in equity accounted investees	90,250	54,296
Non-current financial assets (note 8)	33,930	9,011
Deferred tax assets	82,035	82,445
Total non-current assets	6,550,428	5,536,627

Current assets
Inventories	1,371,242	1,194,057
Trade and other receivables
Trade receivables (note 9)	501,517	500,752
Other receivables (note 9)	51,275	35,403
Current tax assets	71,153	79,593
Trade and other receivables	623,945	615,748
Other current financial assets	690	502
Other current assets	31,075	23,669
Cash and cash equivalents	797,775	1,079,146
Total current assets	2,824,727	2,913,122

Total assets	9,375,155	8,449,749

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
as of 31 March 2015 and 31 December 2014
(Expressed in thousands of Euros)

Equity and liabilities	31/03/2015	31/12/2014
	(unaudited)
Equity
Share capital (note 10)	119,604	119,604
Share premium (note 10)	910,728	910,728
Reserves (note 10)	1,558,605	1,088,337
Treasury stock (note 10)	(69,252)	(69,252)
Interim dividend	(85,944)	(85,944)
Profit for the period / year attributable to the Parent	128,490	470,253
Total	2,562,231	2,433,726
Cash flow hedges	(11,371)	(15,811)
Other comprehensive Income	(727)	(406)
Translation differences	580,960	240,614
Accumulated other comprehensive income	568,862	224,397
Equity attributable to the Parent	3,131,093	2,658,123
Non-controlling interests	4,207	4,765
Total equity	3,135,300	2,662,888
Liabilities
Non-current liabilities
Grants	14,165	6,781
Provisions	7,544	6,953
Non-current financial liabilities (note 11)	4,622,148	4,154,630
Deferred tax liabilities	595,750	538,786
Total non-current liabilities	5,239,607	4,707,150
Current liabilities
Provisions	124,452	115,985
Current financial liabilities (note 11)	189,577	194,726
Group companies and associates	1,323	3,059
Trade and other payables
Suppliers	381,341	439,631
Other payables	80,811	90,965
Current income tax liabilities	100,527	87,462
Total trade and other payables	562,679	618,058
Other current liabilities	122,217	147,883
Total current liabilities	1,000,248	1,079,711
Total liabilities	6,239,855	5,786,861

Total equity and liabilities	9,375,155	8,449,749

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Profit or Loss

for each of the three-month periods ended 31 March 2015 and 2014
(Expressed in thousands of Euros)

	Three-Months’ Ended
	31/03/2015	31/03/2014
	(unaudited)

Continuing Operations
Net revenue (note 5)	908,384	797,998
Cost of sales	(457,282)	(377,283)
Gross Margin	451,102	420,715
Research and Development	(50,916)	(37,895)
Sales, General and Administration expenses	(163,825)	(158,956)
Operating Expenses	(214,741)	(196,851)
Operating Results	236,361	223,864
Finance income	1,402	756
Finance costs	(60,765)	(64,325)
Change in fair value of financial instruments	(5,856)	(4,819)
Exchange differences	(9,027)	1,474
Finance Result (note 13)	(74,246)	(66,914)
Share of losses of equity accounted investees	(315)	(1,580)
Profit before income tax from continuing operations	161,800	155,370
Income tax expense (note 14)	(33,978)	(35,735)
Profit after income tax from continuing operations	127,822	119,635
Consolidated profit for the period	127,822	119,635
Profit attributable to the Parent	128,490	120,973
Loss attributable to non-controlling interest	(668)	(1,338)
Basic earnings per share (Euros)	0.38	0.35
Diluted earnings per share (Euros)	0.38	0.35

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

for each of the three-month periods ended 31 March 2015 and 2014
(Expressed in thousands of Euros)

	Three-Months’ Ended
	31/03/15	31/03/14
	(unaudited)
Consolidated profit for the period	127,822	119,635

Items for reclassification to profit or loss, after tax
Translation differences	337,217	(5,190)
Equity accounted investees	3,230	5
Cash flow hedges - effective part of changes in fair value	12,186	7,937
Cash flow hedges - amounts taken to profit and loss	(6,712)	(4,277)
Other comprehensive income	(321)	0
Tax effect	(1,034)	(881)
Other comprehensive income for the period, after tax	344,566	(2,406)

Total comprehensive income for the period	472,388	117,229

Total comprehensive income attributable to the Parent	472,955	118,480
Total comprehensive loss attributable to non-controlling interests	(567)	(1,251)
Total comprehensive income for the period	472,388	117,229

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for each of the three-month periods ended 31 March 2015 and 2014
(Expressed in thousands of Euros)

	31/03/2015	31/03/2014
	(unaudited)
Cash flows from operating activities
Profit before tax	161,800	155,370
Adjustments for:	93,951	114,371
Amortisation and depreciation	43,663	46,354
Other adjustments:	50,288	68,017
Losses on equity accounted investments	315	1,580
Net provision changes	(4,965)	(196)
Loss / (profit) on disposal of fixed assets	515	(1,899)
Government grants taken to income	194	(172)
Finance expense / income	60,111	67,962
Other adjustments	(5,882)	742
Changes in working capital and assets	(172,730)	(87,750)
Change in inventories	(39,194)	(11,339)
Change in trade and other receivables	33,453	(126,656)
Change in current financial assets and other current assets	(5,305)	(1,418)
Change in current trade and other payables	(161,684)	51,663
Other cash flows from operating activities	(48,896)	(57,124)
Interest paid	(29,417)	(69,774)
Interest received	1,213	717
Income tax recovered/ (paid)	(20,692)	11,933
Net cash from operating activities	34,125	124,867
Cash flows from investing activities
Payments for investments	(415,380)	(1,263,466)
Group companies, related companies and business units	(58,040)	(1,211,316)
Property, plant and equipment and intangible assets	(353,769)	(50,322)
Property, plant and equipment	(339,462)	(42,335)
Intangible assets	(14,307)	(7,987)
Other financial assets	(3,571)	(1,828)
Proceeds from the sale of property, plant and equipment	13,361	386
Net cash used in investing activities	(402,019)	(1,263,080)
Cash flows from financing activities
Proceeds from and payments for financial liability instruments	(29,442)	1,281,365
Issue	8,735	5,132,872
Redemption and repayment	(38,177)	(3,851,507)
Other cash flows from financing activities	(11,334)	(167,124)
Costs of financial instruments issued	0	(169,874)
Other collections from financing activities	(11,334)	2,750
Net cash from / (used in) financing activities	(40,776)	1,114,241
Effect of exchange rate fluctuations on cash and cash equivalents	127,299	(208)
Net decrease in cash and cash equivalents	(281,371)	(24,180)
Cash and cash equivalents at beginning of the period	1,079,146	708,777
Cash and cash equivalents at end of period	797,775	684,597

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

for each of the three-month periods ended 31 March 2015 and 2014
(Expressed in thousands of Euros)

	Attributable to equity holders of the Parent
							Accumulated other comprehensive income
										Equity
				Profit attributable						attributable
	Share	Share		to	Interim	Treasury	Translation	other comprehensive	Cash flow	to	Non-controlling
	capital	premium	Reserves	Parent	dividend	Stock	differences	income	hedges	Parent	interests	Equity

Balances at 31 December 2013	119,604	910,728	883,415	345,551	(68,755)	—	(63,490)	—	(25,791)	2,101,262	5,942	2,107,204

Translation differences	—	—	—	—	—	—	(5,272)	—	—	(5,272)	87	(5,185)

Cash flow hedges	—	—	—	—	—	—	—	—	2,779	2,779	—	2,779

Other comprehensive income for the period	0	0	0	0	0	0	(5,272)	0	2,779	(2,493)	87	(2,406)

Profit/(loss) for the period	—	—	—	120,973	—	—	—	—	—	120,973	(1,338)	119,635

Total comprehensive income for the period	0	0	0	120,973	0	0	(5,272)	0	2,779	118,480	(1,251)	117,229

Other changes	—	—	(61)	—	—	—	—	—	—	(61)	—	(61)

Allocation of 2013 profit
Reserves	—	—	345,551	(345,551)	—	—	—	—	—	0	—	0

Operations with equity holders or owners	0	0	345,490	(345,551)	0	0	0		0	(61)	0	(61)

Balances at 31 March 2014 (unaudited)	119,604	910,728	1,228,905	120,973	(68,755)	0	(68,762)	0	(23,012)	2,219,681	4,691	2,224,372

Balances at 31 December 2014	119,604	910,728	1,088,337	470,253	(85,944)	(69,252)	240,614	(406)	(15,811)	2,658,123	4,765	2,662,888

Translation differences	—	—	—	—	—	—	340,346	—	—	340,346	101	340,447

Cash flow hedges	—	—	—	—	—	—	—	—	4,440	4,440	—	4,440

Other Comprehensive income	—	—	—	—	—	—	—	(321)	—	(321)	—	(321)

Other comprehensive income for the period	0	0	0	0	0	0	340,346	(321)	4,440	344,465	101	344,566

Profit/(loss) for the period	—	—	—	128,490	—	—	—	—	—	128,490	(668)	127,822

Total comprehensive income for the period	0	0	0	128,490	0	0	340,346	(321)	4,440	472,955	(567)	472,388

Other changes	—	—	15	—	—	—	—	—	—	15	9	24
Allocation of 2014 profit
Reserves	—	—	470,253	(470,253)	—	—	—	—	—	0	—	0

Operations with equity holders or owners	0	0	470,268	(470,253)	0	0	0	0	0	15	9	24

Balances at 31 March 2015 (unaudited)	119,604	910,728	1,558,605	128,490	(85,944)	(69,252)	580,960	(727)	(11,371)	3,131,093	4,207	3,135,300

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

(1)         General Information

Grifols, S.A (hereinafter, Grifols, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. The Company’s principal activity consists of rendering administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011.

Grifols, S.A. is the parent company of the Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), Clayton (North Carolina, USA) and Emeryville (San Francisco, USA).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements for the three-month period ended 31 March 2015 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), and in particular in accordance with IAS 34 Interim Financial Reporting, which for Grifols Group purposes, are identical to the standards as endorsed by the European Union (IFRS-EU). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2014.

The Board of Directors of Grifols, S.A. authorised these condensed consolidated interim financial statements for issue at their meeting held on 24 April 2015.

The condensed consolidated interim financial statements of Grifols for the three-month period ended 31 March 2015 have been prepared based on the accounting records maintained by Grifols and subsidiaries.

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements and except as noted below are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2014.

In addition, in 2015 the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for its application in Europe have become effective and, accordingly, have been taken into account for the preparation of these condensed consolidated interim financial statements:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

Mandatory application for annual
periods beginning on or after:
Standards		IASB effective date
IAS 19	Defined Benefit Plans: employee contributions (amendments to IAS 19)	1 July 2014
Various	Annual improvements to IFRSs 2010-2012 cycle	1 July 2014
Various	Annual improvements to IFRSs 2011-2013 cycle	1 July 2014

The application of these standards has not had a significant impact on the condensed consolidated interim financial statements.

At the date of presentation of these condensed consolidated interim financial statements, the following IFRS standards and IFRIC interpretations have been issued by the IASB but their application is not yet mandatory:

Mandatory application for annual
periods beginning on or after:
Standards		IASB effective date
IAS 16 IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation (issued on 12 May 2014)	1 January 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014)	1 January 2016
IFRS 14	Regulatory Deferral Accounts (issued on 30 January 2014)	1 January 2016
IAS 27	Equity Method in Separate Financial Statements (issued on 12 August 2014)	1 January 2016
IFRS 10 IAS 28	Sale or Contribution of Assets between an investor and its Associate or Joint Venture (issued on 11 September 2014)	1 January 2016
Various	Annual Improvements to IFRSs 2012-2014 cycle (issued on 25 September 2014)	1 January 2016
IFRS 10 IFRS 12 IAS 28	Investment entities: applying the Consolidation Exception (issued on 18 December 2014)	1 January 2016
IAS 1	Disclosure Initiative (issued on 18 December 2014)	1 January 2016
IFRS 15	Revenue from contracts with customers (issued on 28 May 2014)	1 January 2017
IFRS 9	Financial instruments (issued on 24 july 2014)	1 January 2018

The Group has not applied any of the standards or interpretations issued prior to their effective date.

The Company’s Directors do not expect that any of the above amendments will have a significant effect on the condensed consolidated interim financial statements.

Responsibility regarding information, estimates, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three-month period ended 31 March 2015 is the responsibility of the Directors of the Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

accounting policies which have the most significant effect on the accounts recognised in these condensed consolidated interim financial statements.

•                       The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see note 17). The Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, such as data required to be included within the chosen models.

•                       The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent that a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed in note 7 of the consolidated financial statements as at and for the year ended 31 December 2014 to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                       Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h) of the consolidated financial statements as at and for the year ended 31 December 2014. Although estimates are calculated by the Company’s management based on the best information available at the reporting date, future events may require changes to these estimates in subsequent years. Given the variety and large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions applicable to any individual item or specific class of assets would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognised prospectively.

•                       Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see note 17).

•                       Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred. If the lease contract is renewed or amended the Group conducts a new evaluation.

•                       Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations.

•                       Evaluation of the capitalisation of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

•                       Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 16.

•                       Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities.

•                       Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits. Capitalization of deferred tax assets relating to investments in Group companies depends on whether they will reverse in the foreseeable future.

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks.

Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

The estimates and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2014.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the three-month period ended 31 March 2015 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2014 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main change in the scope of consolidation during the interim period ended 31 March 2015 is detailed below:

•             On March 4, 2015, the Group has acquired 47.58% of the equity of Alkahest, Inc. (“Alkahest”) for US Dollar 37.5 million in the form of a cash payment in exchange for 47.58% of Alkahest’s shares following the closing of the transaction. In addition Grifols will provide a further payment of US Dollar 12.5 million as collaboration fees and fund the development of plasma-based products, which

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

may be commercialized by the Group throughout the world. Alkahest will receive milestone payments and royalties on sales of such products by Grifols. This investment has been accounted for using the equity method.

(4)         Financial Risk Management Policy

At 31 March 2015 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2014.

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues for the three-month periods ended 31 March 2015 and 31 March 2014 is as follows:

	Net revenues (Thousands of Euros)
	Three-Months’ Ended 31	Three-Months’ Ended 31
Segments	March 2015	March 2014

Bioscience	681,027	600,958
Hospital	23,259	24,262
Diagnostic	172,561	146,549
Raw materials + Other	31,537	26,229

	908,384	797,998

As a result of the recent acquisitions made and the related changes in the organizational structure due to the integration process, the Group is currently in the process of reviewing the allocation of costs between segments, which is expected to lead to an increased portion of costs to be allocated. As a result of the changes to systems, affecting the current year and comparable periods, segment information on consolidated income for segments is not available for the reported period.

(6)         Goodwill

Details and movement in goodwill during the three-month period ended 31 March 2015 is as follows:

		Thousands of Euros
		Balance at	Translation	Balance at
	Segment	31/12/2014	differences	31/03/2015
Net value
Grifols UK,Ltd. (UK)	Bioscience	8,822	626	9,448
Grifols Italia,S.p.A. (Italy)	Bioscience	6,118	—	6,118
Biomat USA, Inc. and Plasmacare (USA)	Bioscience	167,602	21,525	189,127
Grifols Australia Pty Ltd.(Australia)/Medion Diagnostic AG(Switzerland)	Diagnostic	9,713	724	10,437
Grifols Therapeutics, Inc (USA)	Bioscience	1,830,315	235,108	2,065,423
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	1,105,646	141,768	1,247,414

		3,174,732	399,751	3,574,483

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies arose on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

Due to the acquisition of Novartis’ Diagnostic business unit in 2014, the Group decided to group Araclon, Progenika and Australia into a single CGU for the Diagnostic business since the acquisition will support not only the vertically integrated business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

At 31 March 2015, the Group did not identify any triggering event that would make necessary to perform the impairment test of the respective CGU’s for this interim period.

(7)         Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the three-month period ended 31 March 2015 is as follows:

	Thousands of Euros
	Other intangible	Property, plant
	assets	and equipment	Total
Total Cost at 31/12/2014	1,396,990	1,664,634	3,061,624
Total depreciation and amortization at 31/12/2014	(328,646)	(513,706)	(842,352)
Impairment at 31/12/2014	17	(3,146)	(3,129)

Balance at 31/12/2014	1,068,361	1,147,782	2,216,143
Cost
Additions	14,307	341,650	355,957
Disposals	(1,553)	(16,224)	(17,777)
Transfers	4	(77)	(73)
Translation differences	155,603	167,049	322,652

Total Cost at 31/03/2015	1,565,351	2,157,032	3,722,383

Depreciation & amortization
Additions	(15,145)	(28,518)	(43,663)
Disposals	876	3,026	3,902
Transfers	—	73	73
Translation differences	(28,634)	(38,893)	(67,527)

Total depreciation and amortization at 31/03/2015	(371,549)	(578,018)	(949,567)

Impairment
Additions	(6)	237	231
Translation differences	—	(188)	(188)

Impairment at 31/03/2015	11	(3,097)	(3,086)

Balance at 31/03/2015	1,193,813	1,575,917	2,769,730

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

At 31 March 2015 there are no indications that these assets have been impaired beyond recognized impairment.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognised comprise the rights on the Gamunex product, its commercialisation and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognised at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at the beginning and end of the period is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2014	Additions	differences	31/03/2015
Cost of currently marketed products - Gamunex	988,386	—	126,959	1,115,345
Cost of currently marketed products - Progenika	23,792	—	—	23,792

Accumulated amortisation of currently marketed products - Gamunex	(118,057)	(8,502)	(15,957)	(142,516)
Accumulated amortisation of currently marketed products - Progenika	(4,359)	(594)	—	(4,953)

Carrying amount of currently marketed products	889,762	(9,096)	111,002	991,668

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex)  and is amortised on a straight-line basis.

At 31 March 2015 the residual useful life of currently marketed products from Talecris is 26 years and 2 months (27 years and 2 months at 31 March 2014).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 31 March 2015 the residual useful life of currently marketed products from Progenika is 7 years and 11 months (8 years and 11 months at 31 March 2014).

The additions to property, plant and equipment relate mainly to the repurchase from related parties of industrial assets in the United States and Spain for a total amount of Euros 232 million (US Dollars 263 million) and Euros 45 million, respectively (see note 18). The Group has exercised the options to purchase some of the assets at fair value included in the corresponding sales and leaseback agreements.

In 2015, the Group sold a building acquired in 2014 to a related party for an amount of Euros 12 million, which corresponds to its acquisition price (see note 18).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

(8)         Non- Current Financial Assets

On March 6, 2015, our subsidiary, Grifols Worldwide Operations Limited, subscribed Euros 25 million aggregate principal amount of 9% convertible bonds due 2018 issued by TiGenix. The Group indirectly own 21.30% of the common stock of TiGenix. As of the date of these condensed consolidated interim financial statements, Euros 25 million of the convertible bonds were outstanding. Interest on the convertible bonds is payable on September 6 and March 6 of each year, and as of the date of these condensed consolidated interim financial statements, TiGenix had paid us no interest on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of TiGenix. As of the date of these condensed consolidated interim financial statements, the conversion rate was 106,224.77 shares of TiGenix common stock per Euros 100,000 principal amount of convertible bonds.

(9)         Trade and Other Receivables

At 31 March 2015, certain Spanish companies of the Grifols group had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 135,744 thousand for the three-month period ended at 31 March 2015 (Euros 36,711 thousand for the three-month period ended 31 March 2014 and Euros 465,269 thousand at 31 December 2014).

The deferred collection equivalent to the amount pending to be received from a financial entity is presented in the balance sheet under “Other receivables” for an amount of Euros 4,867 thousand as at 31 March 2015 (Euros 5,434 thousand as at 31 December 2014) which does not differ significantly of their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amounts to Euros 872 thousand for the three-month period ended 31 March 2015 (Euros 486 thousand for the three-month period ended 31 March 2014) (see note 13).

The recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain, has not significantly changed compared to 31 December 2014.

(10)            Equity

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)       Share Capital and Share Premium

At 31 March 2015 the Company’s share capital was represented by 213,064,899 Class A shares and 130,712,555 Class B shares.

(b)       Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 31 March 2015, Euros 36,520 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 43,540 thousand at 31 December 2014) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 March 2015 and 31 December 2014 the legal reserve of the Company amounts to Euros 23,921 thousand.

(c)        Treasury Stock

Movement in Class A treasury stock during the three-month period ended 31 March 2015 is as follows:

	No. of Class A shares	Thousand Euros
Balance at 1 January 2015	1,967,265	69,134
Acquisitions / Disposals of Class A shares	0	0
Balance at 31 March 2015	1,967,265	69,134

Movement in Class B treasury stock during the three-month period ended 31 March 2015 is as follows:

	No. of Class B shares	Thousand Euros
Balance at 1 January 2015	5,653	118
Disposals of Class B shares	(653)	0
Balance at 31 March 2015	5,000	118

There were no movements in Class A and B treasury stock during the three-month periods ended 31 March 2014.

(d)       Allocation of profit

The profits of Grifols, S.A. and subsidiaries will be allocated as agreed by respective shareholders at their general meetings and the proposed allocation of the profit for the year ended 31 December 2014 is presented in the consolidated statements of changes in equity.

There were no dividends paid during the three-month periods ended 31 March 2015 and 2014.

(11)  Financial Liabilities

The detail of non-current financial liabilities at 31 March 2015 and 31 December 2014 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

	Thousands of Euros
Financial liabilities	31/03/2015	31/12/2014

Non-current obligations (a)	772,453	679,069
Senior secured debt (b)	3,734,059	3,358,341
Other loans	24,921	24,888
Finance lease liabilities	8,152	9,275
Financial derivatives (note 17)	32,983	34,486
Other non-current financial liabilities	49,580	48,571

Total non-current financial liabilities	4,622,148	4,154,630

Current obligations (a)	80,429	65,603
Senior secured debt (b)	62,801	52,402
Other loans	24,396	36,562
Finance lease liabilities	8,877	8,234
Other current financial liabilities	13,074	31,925

Total current financial liabilities	189,577	194,726

On 17 March 2014 the Group concluded the debt refinancing process. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

(a)    Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million of Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes were admitted to listing on the Irish Stock Exchange.

The costs of refinancing Senior Unsecured Notes amounted to Euros 67.6 million, including the cost of cancellation. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the Senior Unsecured Notes did not trigger a derecognition of the liability. Unamortised financing costs from the Senior Unsecured Notes amount to Euros 157 million at 31 March 2015 (Euros 145 million at 31 December 2014).

The total principal plus interest of the Senior Unsecured Notes to be paid is detailed as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

	Senior Unsecured Notes
	Principal+Interests in	Principal+Interests in
	Thousands of US Dollar	Thousands of Euros
Maturity
2015	52,500	48,796
2016	52,500	48,796
2017	52,500	48,796
2018	52,500	48,796
2019	52,500	48,796
2020	52,500	48,796
2021	52,500	48,796
2022	1,026,250	953,855

Total	1,393,750	1,295,427

The activity of Senior Unsecured Notes and promissory notes principal amounts, without considering unamortised financing costs, at 31 March 2015 and 31 March 2014 are as follows:

	Thousands of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/14	Issue	Repayments	and others	at 31/03/2014
Issue of bearer promissory notes (nominal value)	45,945	—	(51)	—	45,894

Senior Unsecured Notes (nominal value)	797,622	729,981	(807,932)	5,597	725,268

	843,567	729,981	(807,983)	5,597	771,162

	Thousands of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/15	Issue	Repayments	and others	at 31/03/2015
Issue of bearer promissory notes (nominal value)	55,572	678	(3)	—	56,247

Senior Unsecured Notes (nominal value)	823,655	—	—	105,799	929,454

	879,227	678	(3)	105,799	985,701

(b) Loans and borrowings

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A  (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a  Term Loan B  (“TLB”) that amounts to US Dollars 3,250  million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt, was terminated.

The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

The costs of refinancing the senior debt amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability. Therefore, the net amount of the financing cost reduced the previous amount recognised and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 224 million at 31 March 2015 (Euros 209 million at 31 December 2014).

The new terms and conditions of the senior secured debt are as follows:

•          Tranche A: Senior Debt Loan repayable in six years

•      US Tranche A :

•          Original Principal Amount of US Dollars 700 million.

•          Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

•          No floor over US Libor.

The detail of the Tranche A by maturity as at 31 March 2015 is as follows:

	US Tranche A
		Principal in thousands of US	Principal in thousands of
	Currency	Dollar	Euros
Maturity
2015	US Dollar	26,250	24,398
2016	US Dollar	48,125	44,730
2017	US Dollar	52,500	48,796
2018	US Dollar	52,500	48,796
2019	US Dollar	380,625	353,774
2020	US Dollar	122,500	113,859

Total	US Dollar	682,500	634,353

•  Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•      US Tranche B :

•          Original Principal Amount of US Dollars 3,250 million.

•          Applicable margin of 300 basis points (bp) linked to US Libor 1 month

•          No floor over US Libor.

•      Tranche B in Euros:

•          Original Principal Amount of Euros 400 million.

•          Applicable margin of 300 basis points (bp) linked to Euribor 1 month.

•          No floor over Euribor

The detail of the Tranche B by maturity as at 31 March 2015 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

	US Tranche B			Tranche B in Euros
		Principal in thousands	Principal in		Principal in
	Currency	of US Dollar	thousands of Euros	Currency	thousands of Euros
Maturity
2015	US Dollar	24,375	22,655	Euros	3,000
2016	US Dollar	32,500	30,207	Euros	4,000
2017	US Dollar	32,500	30,207	Euros	4,000
2018	US Dollar	32,500	30,207	Euros	4,000
2019	US Dollar	32,500	30,207	Euros	4,000
2020	US Dollar	32,500	30,207	Euros	4,000
2021	US Dollar	3,030,625	2,816,830	Euros	373,000

Total	US Dollar	3,217,500	2,990,520	Euros	396,000

•   US Dollar 300 Million committed credit revolving facility: Amount maturing on 27 February 2019. At 31 March 2015 no amount has been drawn down on this facility.

The total principal plus interest of the Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
	Tranche A Senior Loan	Tranche B Senior Loan
Maturity
2015	37,548	109,002
2016	62,099	147,867
2017	64,724	146,397
2018	63,303	145,238
2019	364,620	144,080
2020	114,686	143,221
2021	—	3,207,287

Total	706,980	4,043,092

The issue of senior unsecured notes and senior secured debt is subject to compliance of leverage ratio covenant. At 31 March 2015 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

(12)  Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

	Thousands of Euros
	Three-Months’ Ended	Three-Months’ Ended
	31 March 2015	31 March 2014
Cost of sales	139,874	117,323
Research and development	18,858	15,880
Selling, general & administrative expenses	61,490	61,026

	220,222	194,229

Details of amortisation and depreciation expenses by function are as follows:

	Thousands of Euros
	Three-Months’ Ended	Three-Months’ Ended
	31 March 2015	31 March 2014
Cost of sales	23,522	19,735
Research and development	3,421	3,237
Selling, general & administrative expenses	16,720	23,382

	43,663	46,354

(13)  Finance Result

Details are as follows:

	Thousands of Euros
	Three-Months’ Ended	Three-Months’ Ended
	31 March 2015	31 March 2014
Finance income	1,402	756

Finance cost from High Yield Senior Unsecured Notes	(17,362)	(19,710)
Finance cost from senior debt	(38,420)	(39,998)
Finance cost from sale of receivables (note 9)	(872)	(486)
Capitalised interest	2,188	660
Other finance costs	(6,299)	(4,791)

Finance costs	(60,765)	(64,325)

Change in fair value of financial derivatives (note 17)	(5,856)	(4,819)
Exchange differences	(9,027)	1,474

Finance result	(74,246)	(66,914)

(14)  Taxation

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has decreased from 23% for the three-month period ended 31 March 2014 to 21% for the three-month period ended 31 March 2015 mainly due to a change of country mix in profits. The Group’s consolidated effective tax rate has been estimated at circa 21% for the year 2015, which is aligned to the previous year rate.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

No significant liabilities have arisen from completion of the inspection of the Income Tax and VAT for the tax years ended 2010 and 2011 in Grifols Deutschland GmbH.

No other material events have arisen regarding undergoing income tax audits of Group companies during the three-month period ended 31March 2015.

(15)  Discontinued operations

The Group does not consider any operations as discontinued for the three-month period ended March 2015 and 2014.

(16)  Contingencies

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•             The Group is carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement has been reached between the parties.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore an investigation was opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager. The Company and its legal advisors consider this investigation will be limited to the individual employees and the likelihood is remote this issue will affect the Company.

In the first quarter of 2015, the Naples Court ruled that there were no charges against the employees of the company, including the former general manager, except for two employees that will be judged for minor charges.

The legal advisors recommend limiting disclosure of the aforementioned information in these condensed consolidated interim financial statements, because the matter is currently under legal dispute.

•             As a result of the acquisition of the transfusional Diagnostic unit, the Group considers that there could have existed inadequate commercial and contractual practices which could originate in potential contingencies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

(17)  Financial instruments

Fair value

At 31 March 2015 and 31 December 2014 the fair value of Senior Unsecured Notes and senior secured debt is the following:

	Thousands of Euros
	Fair Value at	Fair Value at
	31/03/2015	31/12/14	Hierarchy Level
Senior Unsecured Notes	943,396	842,188	Level 1
Senior Secured Debt (tranche A and B)	4,046,350	3,628,353	Level 1

Financial derivatives have been valued based on observable market data (level 2 of the fair value hierarchy). The valuation technique for level 2 is based on broker quotes. Similar contracts are traded in an active market and the quotes reflect actual transactions in similar instruments.

The fair value of financial assets and remaining financial liabilities does not differ significantly from their carrying amount.

Financial Derivatives

At 31 March 2015 and 31 December 2014 the Group has recognised the following derivatives:

		Notional	Notional	Thousands of Euros
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/03/2015	31/12/2014	31/03/2015	31/12/2014	Maturity
Interest rate swap (cash flow hedges)	US Dollar	888,944,140	1,017,842,500	(30,067)	(31,439)	30/06/2016
Interest rate swap (cash flow hedges)	Euros	100,000,000	100,000,000	(2,916)	(3,047)	31/03/2016
Swap Option	Euros	100,000,000	100,000,000	—	—	31/03/2016
Total				(32,983)	(34,486)
Total Assets				—	—
Total Liabilities (note 11)				(32,983)	(34,486)

(a)    Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit or loss.

As a result of the refinancing process entered into on 27 February 2014 some of the existing derivatives were cancelled. The new Credit Agreement conditions did not include any embedded floor within the existing tranches; so as a result, the embedded derivatives included in the Senior Secured debt were eliminated. The decrease in the value of the embedded derivatives amounted to US Dollars 27 million (Euros 19.6 million) and Euros 4.2 million at 27 February 2014, therefore reducing the refinanced senior debt.

As there were no existing floors in the new loan tranches, the Company also sold during 2014 the swap floor derivatives contracts for a total amount of US Dollars 1.9 million each.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

(b)    Hedging derivative financial instruments

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement: a step-up interest rate swap and a swap floor, which originally had notional amounts of US Dollars 1,550 million each. The amortising step up interest rate swap was not changed due to the improvement of the new Credit Agreement and the notional amount at the end of March 2015 stands at US Dollars 1,018 million. The existing Swap has quarterly amortisations, in order to always remain below the amounts borrowed to avoid being over hedged. The interest rate swap complies with the criteria required for hedge accounting.

At the end of March 2015, the Company has derivatives in place that qualify for hedge accounting:

•             A Step-Up Swap derivative to hedge the US Dollar libor interest rate with a notional amount US Dollar 888 million amortizing and;

•             A Step-Up Swap derivative to hedge euribor interest rate with a fixed notional amount of Euros 100 million until maturity.

(18)  Related Parties

Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length.

Group transactions with related parties during the three-months ended 31 March 2015 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company
Net sales	75	—	—	—
Other service expenses	—	—	(1,974)	(161)
Operating leases expenses	—	—	(2,394)	—
Remuneration	—	(2,141)	—	(940)
R&D agreements	(8,029)	—	—	—
Purchase of fixed assets (note 7)	—	—	(276,457)	—
Sale of fixed assets (note 7)	—	—	12,000	—
Financial costs / income	155	—	—	—
	(7,799)	(2,141)	(268,825)	(1,101)

Group transactions with related parties during the three-months ended 31 March 2014 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company
Net sales	65	—	—	—
Other service expenses	—	—	(2,300)	(336)
Operating leases expenses	—	—	(5,853)	—
Remuneration	—	(2,214)	—	(1,145)
Finance costs	(8)	—	—	—
	57	(2,214)	(8,153)	(1,481)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as disclosed in note 29 (c) of the consolidated

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2015

financial statements as at and for the year ended 31 December 2014, certain Company directors and key management personnel are entitled to termination benefits.

(19)  Subsequent events

From 31 March 2015 to the approval date of the attached financial statements there are no significant subsequent events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS, S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their three month period ended March 31 2015 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers worldwide to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 4.2 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of close to 2.3 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. The new fractionation facility in Clayton production capacity of plasma will almost double to approximately 6 million liters annually. The Spanish and American facilities currently have an aggregate fractionation capacity of 12.5 million liters of plasma per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials. Subsequent to its acquisitions, Talecris’ operations were incorporated into the existing Bioscience Division and the business of the transfusion diagnostic unit acquired to Novartis was incorporated into the existing Diagnostic Division.

•               Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main plasma products we manufacture are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the Group’s total net sales, accounted for Euros 681.0 million, or 75.0%, and Euros 601.0 million, or 75.3%, of Grifols’ total net revenues for the three months period ended March 31, 2015 and the three months period ended March 31, 2014, respectively.

•               Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments, reagents and software for use in diagnostic, as well as blood bank laboratories. We concentrate our Diagnostic business in immunohematology and hemostasis product lines. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. From January 2014 the division includes the transfusion diagnostic unit acquired to Novartis. The business acquired produces a complete line of products and systems to perform blood donor screening, molecular tests aimed at detecting the pathogenic agents of transfusion related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus. The Diagnostic division accounted for Euros 172.6 million, or 19.0%, and Euros 146.6 million, or 18.4%, of Grifols’ total net revenues for the three months period ended March 31, 2015 and the three months period ended March 31, 2014, respectively. For more details on the business acquired see Note 3 of the accompanying condensed consolidated interim financial statements.

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•               Hospital. The Hospital division manufactures and, in certain instances installs and distributes, products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal. The Hospital division accounted for Euros 23.3 million, or 2.5%, and Euros 24.3 million, or 3.0%, of total net revenues for the three months period ended March 31, 2015 and the three months period ended March 31, 2014, respectively.

•               Raw Materials and Others. The Raw Materials division historically included the sale of intermediate pastes and plasma to third parties. From 2011 it primarily consists of revenues earned under the agreements with Kedrion, all royalties from third parties (Bioscience and Diagnostic) and revenues from engineering activities by our subsidiary Grifols Engineering S.A. It accounted for Euros 31.5 million, or 3.5%, and Euros 26.2 million, or 3.3%, of Grifols total net revenues for the three months period ended March 31, 2015 and the three months period ended March 31, 2014, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2015 and March 31 2014 have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the group for the year ended 31 December 2014 prepared in accordance with IFRS as issued by the International Accounting Standard Board ( IASB).

Factors Affecting the Comparability of Grifols Results of Operations

2014 figures include the transfusion diagnostic unit acquired to Novartis in January 2014.

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the Talecris acquisition in 2011, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs.

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 150 FDA-licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2014, our plasma collection centers obtained approximately 7.5 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties). We believe that our plasma requirements through 2017 will be met through: (i) plasma collected through our

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plasma collection centers and (ii) approximately one million liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Critical Accounting Policies under IFRS

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34, requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.

We believe that certain of our accounting policies are critical because they require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our condensed consolidated interim financial statements.

Business combinations

We apply IFRS 3 “Business Combinations”, Business combinations in transactions made subsequent to January 1, 2010, applying the acquisition method of this standard to business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition related costs are accounted for as expenses when incurred. Share capital increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the related financial liability when it is recognized.

At the acquisition date, we recognize the assets acquired and the liabilities assumed at fair value. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill.

When a business combination has been determined provisionally, adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

Property, plant and equipment

(i)                           Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation Method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	10%
Other property, plant and equipment	Straight line	7%-33%

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We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(ii)                       Subsequent recognition

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iii)                   Impairment

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below in section Intangible Assets (vi).

Intangible assets

(i)                           Goodwill

Goodwill is generated in the course of business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash generating units, which we refer to as CGUs, or groups of CGUs that are expected to benefit from the synergies of the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)                       Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•           we have technical studies that demonstrate the feasibility of the production process;

•           we have undertaken a commitment to complete production of the asset to make it available for sale or internal use;

•           the asset will generate sufficient future economic benefits; and

•           we have sufficient technical and financial resources to complete development of the asset and have developed budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditures actually assigned to different projects.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets through the consolidated statement of profit or loss.

Expenditures on activities that contribute to increasing the value of the different businesses in which we operate are expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii)                   Other intangible assets

Other intangible assets are carried at cost or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

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(iv)                     Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclón includes the fair value of research and development projects in progress.

The cost of identifiable intangible assets acquired in the business combination of Progenika includes the fair value of the currently marketed products sold, which are classified in “Other intangible assets” and “Development costs”.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

(v)                         Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Rates
Development expenses	Straight line	20% - 33%
Concessions, patents, licenses, trademarks and similar	Straight line	7% - 20%
Computer Software	Straight line	16% - 33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset less its residual value.

(vi)                     Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

We test goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated income statement. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash generating units are first allocated, where applicable, to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of (i) its fair value less costs of disposal, (ii) its value in use and (iii) zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

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A reversal of an impairment loss is recognized in consolidated statement of profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable value and the carrying amount that would have been obtained, net of amortization or depreciation, had no impairment loss been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when plasma is purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and EMA regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis. The transformation cost is allocated to each inventory unit on a first in, first out basis.

We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds the net realizable value, materials are written down to net realizable value. Net realizable value is considered as detailed below.

•           Raw materials and other supplies: replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•           Merchandise and finished goods: estimated selling price, less costs to sell.

•           Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress and supplies”.

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Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenue if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

•           we have transferred to the buyer the significant risks and rewards of ownerships of the goods;

•           we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•           the amount of revenue and the costs incurred or to be incurred can be measured reliably;

•           it is probable that the economic benefits associated with the transaction will flow to us; and

•           costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale.

The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

Leases

(i)                         Lessee accounting records

We have rights to use certain assets through lease contracts. Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

•           Finance leases: We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

•           Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

•           The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

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•           Operating leases: We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii)                       Sale-leaseback transactions

Any profit on sale leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•           If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated statement of profit or loss for the year; or

•           If the sale price is below fair value, any profit or loss is recognized immediately in the consolidated statement of profit or loss.

However, if the loss is compensated for by future below market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Three months ended March 31, 2015 compared to three months ended March 31, 2014

Key financial figures — 1Q 2015

The turnover of Grifols increased by +13.8% to Euros 908.4 million in the first quarter of the year, compared to Euros 798.0 million generated in the same period of 2014. Currency movements, in particular of the US dollar, had a favorable effect on the reported income, that excluding exchange rate effects rose by +1.1%.

The underlying trend of the Bioscience and Diagnostic divisions continues to be strong. Together they account for over 90% of Grifols’ revenue, recording growth of +13.3% (0.0% cc) and +17.7% (+6.0% cc), respectively. Geographic expansion continues to be one of the principal pillars of growth, and recurring sales increased in all regions: United States and Canada (+17%; +0.2% cc), European Union (+1.1%; -0.7% cc) and rest of the world — R.O.W. (+17.8%; +6.9% cc).

Improving margins and productivity continues to be a priority for Grifols. The strategy focuses on optimizing the costs of raw materials and increasing the flexibility of manufacturing processes.

The Group continues its policy of optimizing overheads, while increasing marketing and sales programs due to higher levels of commercial activity.

Grifols focuses its strategy of increasing industrial capacity and plasma collection capabilities, planning its investments and infrastructures in order to ensure enough industrial capacity to cover additional demand of hemoderivatives.

It has also continued to promote investment in R&D, as in 2014. R&D investment rose by +34.4% to Euros 50.9 million during the quarter, representing 5.6% of total income. The AMBAR study (Alzheimer Management By Albumin Replacement) is among the current projects advancing.

EBITDA margin of 30.8% of income, remained at levels similar to 2014. In absolute terms, EBITDA rose by +3.6% to Euros 280.0 million. EBIT increased +5.6% totaling Euros 236.4 million, or 26.0% over revenues. Net profit attributable to the group increased by +6.2% to Euros 128.5 million, during the quarter.

At the end of the first quarter of 2015, net financial debt amounted to Euros 3,981.0 million and the net debt/EBITDA ratio rose to 3.7x compared to 3.0x reported in December 2014. The ratio falls to 3.3x when exchange rate effects are excluded.

Debt reduction remains a priority for Grifols, which focuses on cash generation to meet this objective. At 31 March 2015, the Group has Euros 800 million in cash and Euros 400 million of undrawn facilities.

Total consolidated assets at March 2015 were Euros 9,375.2 million, +11.0% compared to Euros 8,449.8 million in December 2014. In addition to the impact of exchange rate variances, the increase in assets is due primarily to the repurchase of industrial assets in the United States and Spain for Euros 277 million and the equity stake in Alkahest. These transactions have increased the leverage ratio.

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Key financial figures for the first quarter of 2015:

In millions of euros except % and EPS	1Q 2015	1Q 2014	% Var
NET REVENUE (NR)	908.4	798.0	13.8%
GROSS PROFIT	49.7%	52.7%
R&D	50.9	37.9	34.4%
% NR	5.6%	4.7%
EBITDA	280.0	270.2	3.6%
% NR	30.8%	33.9%
EBIT	236.4	223.9	5.6%
% NR	26.0%	28.1%
GROUP NET PROFIT	128.5	121.0	6.2%
% NR	14.1%	15.2%
ADJUSTED(1) GROUP NET PROFIT	148.7	147.0	1.1%
% NR	16.4%	18.4%

CAPEX	68.3	45.7	49.4%
EARNINGS PER SHARE (EPS)	0.38	0.35	8.6%

	March	December
	2015	2014	% Var
TOTAL ASSETS	9,375.2	8,449.8	11.0%
TOTAL EQUITY	3,135.3	2,662.9	17.7%
CASH & CASH EQUIVALENTS	797.8	1,079.2	-26.1%
LEVERAGE RATIO	3.7 / 3.3(cc) (2)	3.0

(1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(2) Constant currency (cc) excludes the impact of exchange rate movements

Revenue performance by division

•                   Bioscience division: 75% of revenue

The income of the Bioscience division rose by +13.3% compared to the first quarter of 2014 to reach Euros 681.0 million and was unchanged in comparable terms at constant currency (cc). Grifols continues to hold significant market positions for all major proteins. The focus on market growth, geographic expansion and delivering innovation remains on track. Sales of alpha-1 antitrypsin continued to be one of the growth drivers of the division during this quarter, reflecting the commercial effort in the United States and the expansion of the sales network in Canada, factors that are strengthening Grifols pulmonology line significantly.

The U.S. immunoglobulin (IVIG) market, continues to be one of the most competitive as anticipated at the end of 2014. Grifols volume continued to expand while sales growth reflected the competitive dynamics in the U.S. market.

Sales of albumin decreased during the quarter as consequence of the renewal of import licenses in China, one of the largest markets for this protein.

Sales of factor VIII continue to show the dynamism recorded during the final quarter of 2014. Sales of the new, more concentrated presentation of factor VIII-von Willebrand factor (Alphanate® 2000 IU) have

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started, following authorization in the final quarter of 2014. This product offers significant benefits for patients with hemophilia A who need a higher than standard dose.

Grifols has maintained its strategy of pursuing balanced growth in sales of plasma-derived products to optimize both raw material costs and manufacturing capacity. It is also important to note the sales performance of other plasma proteins such as specific hyperimmune immunoglobulins for the treatment of infections such as rabies, tetanus and hepatitis B, or Rh incompatibility, basis of a broad and differentiated product portfolio.

Key milestones during the first quarter of 2015 include:

•                   Industrial activity has started at the new 10% IVIG purification plant in Los Angeles (California, United States), one of the most important and widely consumed plasma proteins sold by Grifols.

•                   FDA approval of the albumin purification plant located at the Clayton industrial complex, as an alternative producer of this plasma protein under the Albutein® brand, following adoption of the same production method used at the plants at Los Angeles and Parets del Vallés (Barcelona, Spain) as part of a strategy of implementing the most efficient production processes at every plant. This approval enables Grifols to increase the flexibility of its processes, as it can manufacture this product at any of its three plants, and also represents a step towards unifying the company’s current albumin brands.

•                   Manufacturing of the first batches of IVIG produced with plasma fractionated at the new Clayton plant has started, showing the company’s ongoing efforts to speed up the transition of the plasma fractionating process from the old plant to the new one.

•                   Obtaining a license from the Canadian health authorities to sell IVIG and alpha-1 antitrypsin produced at the new Clayton fractionation plant. Approval of these facilities is a further step towards the goal of making this the reference plasma processing plant for Canadian blood banks.

•                   Diagnostic division: 19% of revenue

Income has risen by +17.7% (+6.0% cc) to Euros 172.6 million, driven primarily by supplies of NAT Technology (Procleix® NAT Solutions) to the Japanese Red Cross and China to analyze blood donations in both countries in accordance with existing agreements.

The installation in Hungary of the first Erytra® autoanalyzer is also a major step in line with the geographic expansion of products and services. This is a next-generation instrument for blood transfusion typing and compatibility, which automates immunohematology diagnostics with gel techniques (DG-Gel® cards).

Grifols continues with the construction of its new plant at Emeryville (California, United States) to modernize the production of antigens for immunoassay reagents and to provide further impetus for its transfusion medicine line.

•                   Hospital division: 2.5% of revenue

The income of the Hospital division has fallen by -4.1% (-5.2% at cc) to Euros 23.3 million, compared to Euros 24.3 million for the same period of 2014, as a result of the slowdown in tenders for hospital logistics contracts in some countries in Latin America. However, sales in Spain, particularly of intravenous therapy and hospital logistics, are gradually recovering. The hospital logistics activity line has also recorded significant growth in the United States.

During the first quarter of 2015 the certification of compliance with the security standards of the U.S Department of Defense (DoD) and the Information Assurance Certification and Accreditation Process (DIACAP) for the PhocusRx system of non-invasive cameras were achieved. This system is used in many hospital pharmacies in the United States to validate and document the process of preparing intravenous mixtures and it will drive the division’s work in technologies for the administration and preparation of intravenous mixtures.

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•                   Raw Materials and Others division: 3.5% of revenue

Grifols’ non-recurring sales, included under Raw Materials & Others, rose to Euros 31.5 million, representing 3.5% of turnover. These include, among others: third-party engineering projects performed by Grifols Engineering; all income from the manufacturing agreements with Kedrion; and royalties’ income from the Bioscience and Diagnostic divisions, including royalties acquired with the transfusion diagnostics unit, which will continue to decline in line with forecasts.

Revenue performance by division:

		% of Net		% of Net
In thousand of euros	1Q 2015	Revenues	1Q 2014	Revenues	% Var	% Var cc*
BIOSCIENCE	681,027	75.0%	600,958	75.3%	13.3%	0.0%
DIAGNOSTIC	172,561	19.0%	146,549	18.4%	17.7%	6.0%
HOSPITAL	23,259	2.5%	24,262	3.0%	(4.1)%	(5.2)%
RAW MATERIALS AND OTHERS	31,537	3.5%	26,229	3.3%	20.2%	5.1%
TOTAL	908,384	100.0%	797,998	100.0%	13.8%	1.1%

Revenue performance by region

Over 90% of Grifols sales are generated in international markets, and the Group has sustained its international commitment during the first quarter of 2015. Recurring sales (excluding Raw Materials & Others) rose by +13.6% (+1.0% cc) compared to the same period of 2014, totaling Euros 876.9 million.

Sales performance was positive in all regions in which the Group operates, although it was strongest in the Rest of the World (R.O.W.). R.O.W. sales increased by +17.8% (+6.9% at cc) representing 15.3% of the group’s total revenue in line with the company’s strategic pillar of Global Expansion.

Consolidating the transfusion medicine’s product portfolio has played a key role in the performance of the Diagnostic division in regions with high potential for growth, such as the Asia-Pacific region, reinforcing the group’s geographic expansion in regions other than the United States and the European Union, both of which remain stable.

•                   Grifols continues to promote diagnosis of several diseases worldwide

The company has been very active in promoting the diagnosis and understanding of a range of diseases that can be treated with plasma proteins in countries where improved health systems translate in more widely available coverage. Among others, these include immunodeficiencies in Latin America and the Middle East.

During the first quarter of 2015 Grifols began a partnership to establish two centers to diagnose immunodeficiencies in Colombia with the aim of identifying those individuals suffering from a deficiency of immunoglobulins and who might therefore benefit from treatment.

There are also a number of initiatives in place to promote the diagnosis of Chronic inflammatory demyelinating polyneuropathy (CIDP) and alpha-1 antitrypsin deficiency (AATD) in North America and Europe.

•                   Grifols drives geographic expansion in APAC with direct commercial presence in India, Taiwan and Indonesia

In January 2015 Grifols established a subsidiary in India and Taiwan and a representation office in Indonesia to support its activity in these countries as part of its strategy of geographic expansion in the Middle East and Asia. The Group also has direct commercial presence in Taiwan since the start of 2015. The office of Grifols India is located in Mumbai, with a team that focuses primarily on the commercial activities of the Diagnostic division. Following the latest openings Grifols now has a direct commercial presence in 28 countries.

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Revenue performance by region:

		% of Net		% of Net
In thousand of euros	1Q 2015	Revenues	1Q 2014	Revenues	% Var	% Var cc*
US + CANADA	567,112	62.4%	484,804	60.7%	17.0%	0.2%
EU	170,997	18.8%	169,180	21.2%	1.1%	-0.7%
R.O.W.	138,738	15.3%	117,785	14.8%	17.8%	6.9%
SUBTOTAL	876,847	96.5%	771,769	96.7%	13.6%	1.0%
RAW MATERIALS AND OTHERS	31,537	3.5%	26,229	3.3%	20.2%	5.1%
TOTAL	908,384	100.0%	797,998	100.0%	13.8%	1.1%

* Constant currency (cc) excludes the impact of exchange rate movements

Investment activities: R&D, CAPEX and acquisition

•                   Research and Development

From January to March 2015, Grifols increased investment in R&D by +34.4%, to Euros 50.9 million, representing 5.6% of income. During the first quarter the Group also invested Euros 8 million in R&D through its investees. Taking all R&D investments made, Grifols has allocated Euros 58.9 million to Research and Development activities in the first quarter of 2015. The Group remains committed to its plans to speed up a range of research projects, including the AMBAR study (Alzheimer Management By Albumin Replacement).

•                   Capital Expenditure (CAPEX)

During the first three months of the year, Grifols has invested Euros 68.3 million in expanding and improving its manufacturing facilities. The investments are progressing mainly in line with the capital expenditure plan of Euros 600 million for the period 2014—2016. The Group also continues to invest in its investee companies’ capex.

The majority of the resources during this quarter were allocated to the facilities in Ireland, the raw materials and plasma warehouse at the Clayton industrial complex, the acquisition of a new warehouse in Los Angeles, and to the new alpha-1 antitrypsin purification, dosing and sterile filling plant at the Parets del Vallés industrial complex. The Group has also invested in expanding, upgrading and relocating plasma donor centers.

•                   Acquisition of 47.58% of Alkahest

Grifols is currently the main shareholder of Alkahest after acquiring 47.58% of its capital for USD 37.5 million. Alkahest is a research company created in 2014 by a group of scientists at Stanford University (United States) who are pioneers in demonstrating that factors in plasma of young animals are able to restore mental capabilities in old animals.

Alkahest and Grifols are working together to develop new therapeutic applications of plasma proteins to treat the cognitive deterioration associated with age and other diseases of the central nervous system (CNS), including Alzheimer’s.

Following the operation, Grifols has two members on the Board of Directors of Alkahest and will work through a Scientific Joint Steering Committee to collaborate with Alkahest on research projects.

On 27th of April of 2015, the Comisión Nacional de los Mercados y la Competencia (CNMC, Spanish competition authority) communicated the opening of legal proceedings on grounds of not providing advance notice of the acquisition of the diagnostic business line to Novartis International AG. The transaction was approved by CNMC on the 25th of March 2015. The company understood at the time that no notification was required based on market information available and the exemptions provided by the applicable Law. The company understands that any potential penalties should not have a significant impact on its financial statements.

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Liquidity and Capital Resources

Uses and sources of funds

Our principal liquidity and capital requirements consist of the following:

•           costs and expenses relating to the operation of our business, including working capital for inventory purchases and accounts receivable;

•           capital expenditures for existing and new operations; and

•           debt service requirements relating to our existing and future debt.

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital injections. As of March 31, 2015, our cash and cash equivalents totaled Euros 797.8 million and US Dollars 300 million undrawn as of the date of this report and available under our debt agreements. We expect our cash flows from operations combined with our cash balances and availability under our Committed Revolving Credit Facility, and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in the U.S. and Spain, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

Historical cash

During the three months period ended 31 March 2015 the Group generated net cash flow of Euros 408.7 million. The variation in net cash flow reflects:

•           Net cash from operating activities amount to Euros 34.1 million. The Euros 255.8 million of cash flow generated by Grifols´ operations was offset in part by the Euros 172.7 million of cash used for working capital requirements and Euros 48.9 million of cash used for interest payment and tax collections.

•           Net cash used in investing activities amount to Euros 402 million. The Group has repurchased industrial assets in the United States and Spain for a total amount of Euros 232 million (US Dollars 263 million) and Euros 45 million, respectively.

•           Net cash used in financing activities amount to Euros 40.8 million. This result includes mainly debt repayment and other financing activities.

See the cash flow statement included as part of the Condensed Consolidated Interim Financial Statements for a more detailed breakdown of movements.

Indebtedness

On 17 March 2014 the Group concluded the debt refinancing process. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’ entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

•                      Senior unsecured notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million of Senior Unsecured Notes (the “Notes”) that will mature in 2022 and bears an annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes were admitted to listing on the Irish Stock Exchange.

The costs of refinancing Senior Unsecured Notes amounted to Euros 67.6 million, including the costs of cancellation. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior

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debt does not trigger a derecognition of the liability. Unamortised financing costs from the senior unsecured debt amount to Euros 157 million at 31 March 2015 (Euros 145 million at 31 December 2014).

•                      Senior Secured Debt

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020, a Term Loan B (“TLB”) that amounts to US Dollars 3,250 million and Euros 400 million with a 3.00% margin over Libor and Euribor, respectively, and maturity in 2021 and up to US Dollars 300 million committed revolving facility undrawn as at the date of this report. Furthermore, the embedded floor included in the former senior debt, was terminated.

The costs of refinancing the senior debt amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior debt did not trigger a derecognition of the liability. Therefore, the net amount of the financing cost reduced the previous amount recognized and form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 224 million at 31 March 2015 (Euros 209 million at 31 December 2014).

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“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 7, 2015